China Ceramics Announces Receipt of Nasdaq Non-Compliance Letter & Opportunity To Submit A Plan of Compliance

JINJIANG, China, May 2, 2014 /PRNewswire/ — China Ceramics Co., Ltd. (NASDAQ Global Market: CCCL) ("China Ceramics" or the "Company"), today announced that it received a letter from the Director, Listing Qualifications, Nasdaq on May 1, 2014 (the "Letter"), informing the Company that it no longer complies with the Nasdaq requirements for continued listing set forth in Nasdaq Listing Rule 5250(c)(1), which requires the timely filing of periodic reports. The non-compliance cited in the letter was the result of the Company's failure to timely file its Annual Report on Form 20-F for the year ended December 31, 2013.

The Letter states in part that the Nasdaq Staff has afforded the Company the opportunity to submit a plan prior to June 2, 2014 that addresses the details of the Company's plan to regain compliance with the Nasdaq Marketplace Rules pursuant to Rule 5101. The Nasdaq Marketplace Rules provide that the Staff can grant the Company an extension of up to 180 calendar days from the filing's due date to regain compliance if Nasdaq accepts the Company's plan of compliance. After submission and review of the plan, the Nasdaq Staff will determine whether or not to grant any additional time to the Company to file its Form 20-F (and any other periodic reports that hereafter may become due) and to regain compliance with the Listing Rules, as permitted under The Nasdaq Marketplace Rules. If the Company's plan of compliance is not accepted, the Company would have the opportunity to appeal that decision to a Hearings Panel.

The Letter advises that in determining whether to accept the Company's plan, the Nasdaq Staff will consider such things as the likelihood that the Annual Report on Form 20-F, along with any subsequent periodic filing that will be due, can be made within the 180 day period, the Company's past compliance history, the reasons for the late filing of the Form 20-F, other corporate events that may occur within the review period, the Company's overall financial condition, and the Company's public disclosures.

Nasdaq's Rules require that the Company, as promptly as possible, but no later than four business days from the receipt of its Letter, make a public announcement by issuing a press release disclosing receipt of this letter and the Nasdaq Rule(s) upon which it is based. This press release is issued for that purpose.

The Company plans to present its plan of compliance to Nasdaq and to request continued listing pending the completion of the plan. There is no assurance that the compliance plan that the Company intends to file with Nasdaq will be accepted by the Nasdaq Staff.

About China Ceramics Co., Ltd.

China Ceramics Co., Ltd. is a leading manufacturer of ceramic tiles in China. The Company's ceramic tiles are used for exterior siding, interior flooring, and design in residential and commercial buildings. China Ceramics' products, sold under the "Hengda" or "HD", "Hengdeli" or "HDL", the "TOERTO" and "WULIQIAO" brands, and the "Pottery Capital of Tang Dynasty" brands, are available in over 2,000 style, color and size combinations and are distributed through a network of exclusive distributors as well as directly to large property developers. For more information, please visit http://www.cceramics.com.

Safe Harbor Statement

Certain of the statements made in this press release are "forward-looking statements" within the meaning and protections of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include statements with respect to our beliefs, plans, objectives, goals, expectations, anticipations, assumptions, estimates, intentions, and future performance, and involve known and unknown risks, uncertainties and other factors, which may be beyond our control, and which may cause the actual results, performance, capital, ownership or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. All statements other than statements of historical fact are statements that could be forward-looking statements. You can identify these forward-looking statements through our use of words such as "may," "will," "anticipate," "assume," "should," "indicate," "would," "believe," "contemplate," "expect," "estimate," "continue," "plan," "point to," "project," "could," "intend," "target" and other similar words and expressions of the future.

All written or oral forward-looking statements attributable to us are expressly qualified in their entirety by this cautionary notice, including, without limitation, those risks and uncertainties described in our annual report on Form 20-F for the year ended December 31, 2012 and otherwise in our SEC reports and filings, including the final prospectus for our offering. Such reports are available upon request from the Company, or from the Securities and Exchange Commission, including through the SEC's Internet website at http://www.sec.gov. We have no obligation and do not undertake to update, revise or correct any of the forward-looking statements after the date hereof, or after the respective dates on which any such statements otherwise are made.

Contact Information:

China Ceramics Co., Ltd.	Precept Investor Relations LLC
Edmund Hen, Chief Financial Officer	David Rudnick
Email: info@cceramics.com	Email: david.rudnick@preceptir.com
Phone: +1 917-864-8849

2